SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 2 February 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure: 1	Director/PDMR Shareholding announcement made on 5 December 2008
Enclosure: 2	Listing rule 9.6.13 declaration announcement made on 5 December 2008
Enclosure: 3	Transaction in Own Shares announcement made on 10 December 2008
Enclosure: 4	Director Declaration announcement made on 12 December 2008
Enclosure: 5	BT announces reorganisation in France announcement made on 16 December 2008
Enclosure: 6	Total Voting Rights announcement made on 31 December 2008
Enclosure: 7	Transaction in Own Shares announcement made on 5 January 2009
Enclosure: 8	BT increases holding in Net2S announcement made on 7 January 2009
Enclosure: 9	Director/PDMR Shareholding announcement made on 14 January 2009
Enclosure: 10	BT issues internal finance bonds announcement made on 26 January 2009
Enclosure: 11	BT launches public offer for Net2s shares announcement made on 27 January 2009
Enclosure: 12	Gavin Patterson to leave Board of Johnston Press announcement made on 28 January 2009
Enclosure: 13	Total Voting Rights announcement made on 30 January 2009

Enclosure: 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer  to make a  RIS notification required by  DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of person discharging managerial responsibilities/director

Tony Chanmugam

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Director, above

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Director, above - on appointment

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares in BT Group plc of 5p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Tony Chanmugam:Personal Holding: Shares - 49,249

Ilford Trustees (Jersey) Limited - Contingent Awards:

Bt Group Deferred Bonus Plan: Shares - 134,025

Bt Group Incentive Share Plan: Shares -  352,712

Bt Group Retention Share Plan: Shares -  93,141

Also:Bt Group Global Share Option Plan: An Option over 37,384 Shares

8 State the nature of the transaction

Statement of interests in shares on appointment as a Director

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

As above

16. Date issuer informed of transactions

N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Graeme Wheatley - 020 7356 6372

25. Name of duly authorised officer of issuer responsible for making notification

Graeme Wheatley

26. Date of notification

5 December 2008

END

Enclosure: 2

Friday 05 December 2008

BT GROUP PLC

NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces the following details in respect of Tony Chanmugam, whose appointment as a director of BT Group plc was reported on 1 December 2008:

Mr Chanmugam has no information to disclose in respect of Listing Rule 9.6.13.

Ends

Enclosure: 3

Wednesday 10 December 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 236,347 ordinary shares at nil cost. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 408,546,730 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,742,680,299

The above figure (7,742,680,299) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 4

BT Group plc

12 December 2008

Notification under Listing Rule 9.6.14

Details of an additional directorship held by a current director.

1.              Phil Hodkinson is a current non-executive director of BT Group plc;

2.              Phil Hodkinson was appointed a non-executive Director of Resolution Ltd on 29 October 2008;

3.              Resolution Ltd completed admission to secondary listing on the Official List of the UK Listing Authority on 10 December 2008.

Contact for queries:

Name: Graeme Wheatley
Address:
A9
BT Centre
81 Newgate St
EC1A 7AJ

Date of Notification:

12 December 2008

= ends =

Enclosure: 5

BT GROUP PLC ANNOUNCES A PROPOSED REORGANISATION OF ITS IT SERVICES ACTIVITIES IN FRANCE

Summary

BT Group plc announces today a proposed reorganisation of its Managed Services and Professional Services activities in France into a single corporate entity, Net2S SA ("Net2S"). The reorganisation involves the merger of certain BT group companies and the transfer of certain business divisions from BT France SA ("BT France") into Net2S, with the intention of streamlining the operations in France to enhance value for Net2S and BT France and their respective shareholders, customers and employees.

Details of the Reorganisation

The proposed reorganisation involves several steps, including the contribution of the Global Professional Services ("GPS") division and Applications Hosting ("AH") division by BT France to Net2S, (together, the "Contributions"), and the merger of BTIC-BT Infrastructures Critiques SA ("BTIC"), a 100% subsidiary of BT France, into Net2S (the "Merger").

The newly enlarged Net2S will have c.2,300 employees and will be re-named BT Services. Following the Merger and Contributions, BT Services will focus on the selling and delivery of IT Managed and Professional Services whilst BT France will focus on the selling and delivery of network services. The proposed reorganisation is intended to make the Managed Services and Professional Services activities in France a more focused proposition to customers, existing employees and potential recruits, enabling the businesses to be managed more efficiently so as to enhance value for Net2S, BT France and their respective shareholders, customers and employees.

Following the consultations with the respective works councils of BT France, BTIC and Net2S and approval by the boards of Net2S, BT France and BTIC, the related Merger and Contributions agreements have been signed today by BT France, BTIC and Net2S.

This project is part of BT's stated strategic intentions when it acquired a controlling stake in Net2S, as highlighted in the February 2008 information note1. A draft Document E, outlining the reorganization, will be filed with France's Autorité des Marchés Financiers (AMF) in accordance with AMF regulations. The valuations of the different assets contributed through the Merger and the Contributions are to be reviewed by Mr. Olivier Peronnet (Cabinet Finexi) and Mr. Alain Abergel, demerger and merger designated auditors. They are expected to deliver their report on the valuations and fairness of the parity ratio during January 2009.

Based on the valuation of the contributed assets, the Contributions shall result in the issuance of 4,676,956 new shares of Net2S in favour of BT France. The gross assets being transferred under the contribution of the GPS division amount to c.€22.4m  2. The gross assets being transferred under the contribution of the AH division amount to c.€29.5m. The Merger of BTIC into Net2S will be effected at a ratio of 1 BTIC share for approximately 1.26 Net2S shares, and results in the issuance of 1,178,738 new shares of Net2S in favour of BT France as sole shareholder of BTIC. The gross assets involved in the Merger amount to c. €132.2m. 2

The completion of the Merger, Contributions and recapitalisation of BTIC shall result in the issuance in favour of BT France of a total of 15,855,694 new shares of Net2S. The total number of issued shares of Net2S following the Merger and Contributions will be 29,009,539.

The benefits attaching to the newly issued shares will be effective from the beginning of the current fiscalyear, being 1  April 2008.

The Merger and the Contributions are conditional on the approval by the shareholders of BTIC, BT France and Net2S. The respective extraordinary general meetings will be convened to be held on 27 February 2009.

As a consequence of the reorganisation, BT France will file with the AMF a public tender offer followed, as the case may be, by a squeeze-out, over the outstanding shares of Net2S not held by BT France. In anticipation of this filing, Mrs. Dominique Mahias, from Cabinet Kling Associé has been appointed by Net2S as an independent expert in accordance with the AMF regulations.

The launch of this public tender offer will be subject to completion of the Merger and Contributions after approval from the shareholders of Net2S, BT France and BTIC, the approval of the AMF and a review of the value of the newly enlarged Net2S by BT France and the independent expert. As such, the terms of any such offer are not yet finalised.

A further announcement with information regarding any applicable public offer will be made in due course following completion of the Merger and Contributions.

++++++++++++++

Excerpt of the information note drafted by BT Group Plc regarding the simplified offer over the shares in Net2S for a price of €5.27 and which was stamped and registered by AMF on 8th February 2008 under the visa number 02-025, paragraph 1.3.2 (iii): “At some point of time in the future BT might decide to merge certain Net2S Group companies and/or assets with BT Group companies. The conditions of these possible merger operations would be subject to required consultation in due course wherever applicable.” This prospectus is available on the following AMF web site: http://www.amf-france.org/DocDoif/txtint/opdepotPdf/2008/208C028500.pdf The gross assets are unaudited figures as at 30 September 2008, being the latest available information

For further information
Inquiries about this statement should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2008, BT Group's revenue was £20,704 million with profit before taxation and specific items of £2,506 million.

BT Group plc is listed on stock exchanges in London and New York.

For more information, visit  www.bt.com/aboutbt

About NET2S
NET2S is a consulting group specialized in the implementation of innovating solutions focusing on information and communication technologies, and a leading provider on the security market. Established in Paris, London, New York, Zurich, Brussels, Madrid and Casablanca, NET2S had 862 employees (including 699 consultants and engineers) at 30th June 2008. The combination of technological solutions and cross-functional offers, with dedicated business lines, particularly in the finance and telecoms sectors, allows NET2S to offer its customers high value added.
NET2S is a BT group company.
For more information, visit www.net2s.com

Enclosure: 6

Wednesday 31 December 2008

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 December 2008, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 408,546,730 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,742,680,299.

The above figure (7,742,680,299) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure: 7

Monday 05 January 2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 61,741 ordinary shares at nil cost. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 408,484,989 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,742,742,040

The above figure (7,742,742,040) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 8

BT increases holding in Net2S S.A.

Following BT Group plc's ("BT") public tender offer for the entire issued share capital of Net2S S.A. ("Net2S") during March 2008, through which BT increased its holding to 91.11% of the issued share capital, BT announces that it has further increased its holding today through the acquisition of Trafalgar Catalyst Fund's entire holding of 746,040 shares in Net2S at a price of €5.27 per share in cash. As a result of this acquisition, BT now holds 12 791 476 shares of Net2S corresponding to 97.25% of the issued share capital of Net2S and 97.14 % of the voting rights.

A further announcement will be made in due course regarding the conditions of any applicable buyout offer and/or compulsory acquisition over the Net2S shares, and any effects on the reorganisation announced on 16 December 2008.

About BT
BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2008, BT Group's revenue was £20,704 million with profit before taxation and specific items of £2,506 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Enclosure: 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer  to make a  RIS  notification required by  DR  3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the  issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with  DR 3.1.4R(1)(a); or

(ii)  DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of  person discharging managerial responsibilities/ director

SIR MICHAEL RAKE

IAN LIVINGSTON

HANIF LALANI

AL-NOOR RAMJI

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

SIR MICHAEL RAKE

IAN LIVINGSTON

HANIF LALANI

AL-NOOR RAMJI

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE LAPSE OF OPTIONS BY THE ABOVE DIRECTORS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME; AND THE GRANT OF OPTIONS TO THE ABOVE DIRECTORS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

THE LAPSE OF OPTIONS BY THE ABOVE DIRECTORS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME; AND
THE GRANT OF OPTIONS TO THE ABOVE DIRECTORS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

9. Number of  shares, debentures or financial instruments relating to  shares acquired

N/A

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

N/A

11. Number of  shares, debentures or financial instruments relating to  shares disposed

N/A

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

N/A

13. Price per share  or value of transaction

N/A

14. Date and place of transaction

13 JANUARY 2009 – UK

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE

PERSONAL HOLDING: SHARES: 73,493 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,560 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING: 659,454 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2006:  159,232 SHARES
BT GROUP DEFERRED BONUS PLAN 2007:  132,138 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  210,722 SHARES

BT GROUP INCENTIVE SHARE PLAN 2006: 265,360 SHARES
BT GROUP INCENTIVE SHARE PLAN 2007:  365,151 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008: 1,330,851 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER  14,594 SHARES

HANIF LALANI
PERSONAL HOLDING: 190,674 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2006:  121,319  SHARES
BT GROUP DEFERRED BONUS PLAN 2007:  115,777 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  146,753 SHARES

BT GROUP INCENTIVE SHARE PLAN 2006:  202,201 SHARES
BT GROUP INCENTIVE SHARE PLAN 2007:  239,956 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008:  763,282 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 195,889 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,560 SHARES.

AL-NOOR RAMJI
PERSONAL HOLDING: 321,111 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2006:  82,609 SHARES
BT GROUP DEFERRED BONUS PLAN 2007:  64,364 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  105,058 SHARES

BT GROUP INCENTIVE SHARE PLAN 2006:  189,563 SHARES
BT GROUP INCENTIVE SHARE PLAN 2007:  260,820 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008:  219,198 SHARES

BT GROUP RETENTION SHARE PLAN 2007: 139,104 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 14,594 SHARES

16. Date issuer informed of transaction

14 JANUARY 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer  complete the following boxes

17 Date of grant

13 JANUARY 2009

18. Period during which or date on which it can be exercised

SIR MICHAEL RAKE - 01.03.2012 - 31.08.2012
HANIF LALANI - 01.03.2012 - 31.08.2012
IAN LIVINGSTON - 01.03.2014 - 31.08.2014
AL-NOOR RAMJI - 01.03.2014 - 31.08.2014

19. Total amount paid (if any) for grant of the option
NIL

20. Description of  shares or debentures involved (class  and number)

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

SIR MICHAEL RAKE - £1.24
HANIF LALANI - £1.24
IAN LIVINGSTON - £1.11
AL-NOOR RAMJI - £1.11

22. Total number of  shares or debentures over which options held following notification

SIR MICHAEL RAKE

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,560 SHARES.

IAN LIVINGSTON
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 14,594 SHARES

HANIF LALANI
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 195,889 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,560 SHARES.

AL-NOOR RAMJI
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 14,594 SHARES

23. Any additional information

OPTIONS LAPSED:

SIR MICHAEL RAKE
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,797 SHARES.

IAN LIVINGSTON
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,250 SHARES

HANIF LALANI
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,994 SHARES.

AL-NOOR RAMJI
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 11,198 SHARES

24. Name of contact and telephone number for queries

Graeme Wheatley - 020 7356 6372

Name and signature of duly authorised officer of  issuer  responsible for making notification

GRAEME WHEATLEY

Date of notification

14 JANUARY 2009

END

Enclosure: 10

BT GROUP PLC

BT ANNOUNCES BONDS FOR INTERNAL FINANCE

26 January 2009

BT Group plc ("BT") today announced that a Group subsidiary company has issued bonds to fellow BT group subsidiary companies. The bond listing has no effect on the net and gross debt position of the BT group.

The bond maturity is February 2015. The new bonds were listed on the Channel Islands Stock Exchange on 23 January 2009.

  ……. Ends ……….

Enclosure: 11

BT LAUNCHES PUBLIC OFFER OVER REMAINING NET2S SHARES

Following its announcement on 7 January 2009 of the acquisition of Trafalgar Catalyst Fund's entire shareholding in Net2S S.A. ("Net2S"), BT Group plc ("BT") has today filed a draft buyout offer with the  Autorité des marchés financiers ("AMF") in France to purchase the remaining c.2.19% in Net2S that BT does not currently own.

The offer relates to a maximum of 348,120 shares in Net2S and will be at an offer price of €5.27 per share, payable in cash from BT's existing resources, and amounts to a maximum potential consideration of approximately €1.83m. The offer is subject to AMF approval. The public offer will be followed immediately by a compulsory acquisition of any outstanding Net2S shares not owned by BT at that time.

ENDS

For further information
Inquiries about this statement should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369.

All news releases can be accessed at our web site: www.bt.com/newscentre

About BT
BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2008, BT Group's revenue was £20,704 million with profit before taxation and specific items of £2,506 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit  www.bt.com/aboutbt

About NET2S
NET2S is a consulting group specialized in the implementation of innovating solutions focusing on information and communication technologies, and a leading provider on the security market. Established in Paris, London, New York, Zurich, Brussels, Madrid and Casablanca, NET2S had 860 employees (including 698 consultants and engineers) at 30th September 2008. The combination of technological solutions and cross-functional offers, with dedicated business lines, particularly in the finance and telecoms sectors, allows NET2S to offer its customers high value added. NET2S is a BT group company.

For more information, visit www.net2s.com

Enclosure: 12

BT Group plc

Notification under Listing Rule 9.6.14

Details of an additional directorship held by a current director.

1.    Gavin Patterson is a current executive director of BT Group plc;

2.    Mr Patterson was appointed a non-executive director of Johnston Press plc on 07 July 2008;

3.    Mr Patterson will step down as a non-executive director of Johnston Press plc on 24 April 2009.

Contact for queries:

Name:
Graeme Wheatley
Address:
A9 BT Centre
81 Newgate St
EC1A 7AJ

Date of Notification:

28 January 2009

= ends =

Enclosure: 13

Friday 30 January 2009

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 January 2009, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 408,484,989 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,742,742,040.

The above figure (7,742,742,040) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 2 February 2009